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                                                                       Exhibit 3




                            Rhone-Poulenc Rorer Inc.
                                500 Arcola Road
                                 P.O. Box 1200
                          Collegeville, PA  19426-0107


                                                                  March 18, 1994


Mr. Robert E. Cawthorn
50 Crosby Brown Road
Gladwyne, PA  19035


                              Employment Agreement


Dear Mr. Cawthorn:

         This letter agreement (the "Agreement") sets forth our understanding concerning the terms of your continued employment with RHONE-POULENC RORER INC. (the "Company") during the employment period (as defined below).

    1. Prior Agreements. Except as otherwise specifically provided herein, effective as of May 5, 1994, this Agreement amends and restates in full the employment agreement between you and the Company, dated March 12, 1990, as amended (the "Prior Agreement"), and the letter agreement between you and the Company, dated March 12, 1990, describing certain methodologies and referred to in the Prior Agreement (the "Letter Agreement"). During the period between the date hereof and May 5, 1994, the Prior Agreement and the Letter Agreement shall govern the terms and conditions of your employment with the Company, provided, however, that Paragraphs 3, 11(a), 11(b), 12(a) and 12(b) of the Prior Agreement shall not apply after the date hereof and the employment term under the Prior Agreement shall terminate as of May 4, 1994 by our mutual consent and without any liability of the Company to you for severance or otherwise.

    2. Employment Period. The period of your employment hereunder will commence on May 5, 1994 and end on May 4, 1995, provided, however, that (i) your employment hereunder will be automatically extended for one (1)
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         year on each May 5th unless either you or the Company shall have given ninety (90) days' prior written notice to the other of a desire that such automatic extension not occur and (ii) your employment hereunder will automatically terminate upon your resignation as Chief Executive Officer of the Company.

    3. Position and Duties. During the employment period, you will serve as Chairman of the Board of Directors and Chief Executive Officer of the Company, which are the positions you currently hold, having relinquished the position of President in 1991. You will have such responsibilities, duties and authority as you have as of the date hereof in your positions as Chairman and Chief Executive Officer of the Company. You agree to serve without additional compensation, if elected or appointed thereto, as a director of any of the Company's subsidiaries and in one or more executive offices of any of the Company's subsidiaries, provided that you are indemnified for serving in any and all capacities by the Company on a basis no less favorable than is provided by the Company to you with respect to your services to the Company, except as may be limited by applicable law. Effective on the last day of the employment period, you will be deemed to have resigned from all positions, directorships and offices you then hold with the Company or any of its subsidiaries, unless the Company will have requested and you will have agreed to continue to serve in such capacity.

    4.   Compensation.

         a. Amount. In consideration for your services under this Agreement, your cash compensation for the employment period will consist of salary at the rate of your 1994 Salary and your 1994 Bonus.
              "1994 Salary" means the annual rate of salary for the twelve-month period commencing on March 15, 1994 determined in accordance with Paragraph 5 of the Prior Agreement. "1994 Bonus" means the bonus payable to you for the period January 1, 1994 through December 31, 1994 determined in accordance with Paragraph 6 of the Prior Agreement.
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         b.   Time of Payment.  Your compensation will be paid to you in the following manner:

              i. You will be paid base salary semi-monthly in arrears at the 1994 Salary annual rate.

              ii. Not later than March 15, 1995, you will be paid an amount equal to your 1994 Bonus; provided, however, that upon any termination of your employment prior to December 31, 1994 due to your resignation as Chief Executive Officer of the Company, the amount of your 1994 Bonus shall be reduced to an amount proportionate to the actual number of days during the bonus period in which you served as Chief Executive Officer and such reduced 1994 Bonus will be paid to you within ten (10) days of such resignation.

         c. Lump-sum Payment upon Termination. On the day after the last day of the employment period (as the same may be extended), you will be paid a lump-sum amount equal to one times the 1994 Salary and 1994 Bonus (on a full year basis).

    5. Equity Compensation. No later than March 15, 1995, and provided that at such time you hold your position as Chief Executive Officer, the Company will grant you stock options for shares of common stock of the Company in an amount determined in accordance with Paragraph 8(b) of the Prior Agreement and on such other terms as provided to other senior executives. Upon the later of termination of your position as Chief Executive Officer or May 4, 1995, (a) any restrictions on any restricted shares you then hold will lapse, (b) any vested stock options you then hold and such additional stock options that would be vested as of such date if you had continued in employment through such date will be exercisable for a period of five (5) years following such date (it being understood that any vested stock options the ten year term of which would normally expire at any time prior to the end of such five year period shall expire at such normal time), and (c) any unvested stock options you then hold will automatically expire.
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    6.   Benefits.  During the employment period, you will be entitled to the same benefits to which you are entitled under Paragraph 9 of the Prior Agreement.

    7. Unauthorized Disclosure. During the employment period and for five years thereafter, except as necessary or appropriate in the performance of your duties under this Agreement, you will not directly or indirectly disclose (except as otherwise required by a court or governmental agency) or use any trade secret or confidential information you obtained while in the employ of the Company with respect to any of the products, improvements, formulas, processes, customers, methods of distribution or methods of manufacture of the Company or any of its subsidiaries or affiliates, provided, however, that trade secrets and confidential information will not include any information known generally to the public or in the industry or industries in which the Company is involved (other than as a result of unauthorized disclosure by you).

    8. Noncompetition. During the employment period and for one year thereafter you will not directly or indirectly engage or participate in, as an owner, investor, partner, shareholder, officer, employee, director, agent or consultant, any business which directly or indirectly competes with the Company or any of its subsidiaries or affiliates (other than through the ownership of not more than five percent of the voting stock of any corporation).

    9.   Miscellaneous.

              a. Notices. All notices and communications required or permitted to be given hereunder shall be duly given delivered the same in hand or by depositing such notice or communication in the mail, sent by certified or registered mail, return receipt requested, postage prepaid, or by delivery by overnight courier, with a receipt obtained therefore, as follows:
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                   If sent to the Company:

                          RHONE-POULENC RORER INC.
                          500 Arcola Road
                          P.O. Box 1200
                          Collegeville, PA  19426-0107
                          Attn:  General Counsel

                   with copy to:

                          RHONE-POULENC S.A.
                          25, quai Paul Doumer
                          92408 Courbevoie Cedex
                          FRANCE
                          Attn:  Directeur des Affaires
                                 Juridiques et des Accords

                   If sent to you:

                          50 Crosby Brown Road
                          Gladwyne, PA  19035

                   or such other address as either party furnished to the other by like notice.

              a. Tax Withholding. All amounts paid to you hereunder will be subject to applicable federal, state and local tax withholding.

              b. Amendment. This Agreement may be amended only by a written document signed by the parties hereto.

              c. Governing Law. This Agreement will be governed by, and construed in accordance with, the law of the Commonwealth of Pennsylvania.

              d. Counterparts. This Agreement may be executed in any number of counterparts, each executed counterpart constituting an original and such counterparts together constituting one agreement.
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         If you agree with the terms of your employment as set forth in this
Agreement, please execute the duplicate copy hereof in the space provided below.

                                                RHONE-POULENC RORER INC.


                                                By /s/  David A. Brandies
                                                   ----------------------------
                                                         Vice President



ACCEPTED AND AGREED:

By /s/  Robert E. Cawthorn
   -------------------------------
        Robert E. Cawthorn


ACKNOWLEDGED AND CONSENTED TO:

RHONE-POULENC S.A.


By /s/  Jean-Marc Bruel
   -------------------------------
        Jean-Marc Bruel